Eletrobrás

DFR
AV.PRES.VARGAS, 409, 9°and.
20071-003 RIO DE JANEIRO-RJ
TEL: (021) 514-6327
FAX: (021) 242-2694

CTA/DFR-3004 /02

02034085

Rio de Janeiro, April 15th, 2002.

02 MAY 16 AM 10:21

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

SUPPL

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT OF MEETING published on April 15th, 2002.

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

dlw 5/21

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

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## ANNOUNCEMENT OF MEETING

## 42nd Ordinary Shareholders' Meeting

ELETROBRÁS' shareholders are invited to the Ordinary Shareholders' Meeting to be held on the company's main office, at Setor de Autarquias Norte, Rua Dois, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on April 30th, 2002, at 3:00 p.m., in first convocation and at 3:30 p.m., in second convocation, for the Ordinary Shareholders' Meeting, to discuss the following subjects:

1. Administration Report, Financial Statements and Audit Committee Report, regarding the year ended December 31, 2001;

2. Destination of the net income for the period and distribution of remuneration to the shareholders;

3. Election of the Fiscal Council members and their respective substitutes;

4. Fixing of the remuneration of the members of Administration Council, Audit Committee and Board of Directors of ELETROBRÁS.

The participation in such meetings will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until April 26th, 2002, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

Brasília, April 15th, 2002.

**LUIZ GONZAGA LEITE PERAZZO**
President of the Administrative Council

C:\Meus documentos\Meus documentos\Raquel\Announcement of meeting15042002.doc